NON-NEGOTIABLE PROMISSORY NOTE

$1,000,000                                                   January 31, 1998


FOR VALUE RECEIVED, Global Telecommunication Solutions, Inc., a Delaware corporation ("Maker"), with its principal office located at 5697 Rising Sun
Avenue, Philadelphia, Pennsylvania 19120, hereby promises to pay to Mark Rubenstein ("Payee"), residing at 29 Duer Place, Weehawken, New Jersey 07087, in lawful money of the United States and in immediately available funds, at such place as Payee may specify in writing, the principal sum of one million ($1,000,000) dollars, with interest on the unpaid balance from the date hereof at the rate of 8% per annum. Payment of principal and interest shall be made as follows: (i) $250,000, plus all interest by then accrued hereunder, shall be due and payable on October 31, 1998; (ii) $250,000, plus all interest by then accrued hereunder but unpaid, shall be due and payable on January 1, 1999; and
(iii) the remaining $500,000 of the principal, plus all interest by then accrued but unpaid, shall be due and payable in four installments (each in the principal amount of $125,000) on April 1, 1999, July 1, 1999, October 1, 1999 and January 1, 2000.

This Promissory Note may be prepaid at any time in whole or from time to time in part, in each case without premium or penalty, but with interest on the amount prepaid to the date of prepayment.

This Promissory Note is secured by certain assets of the Maker pursuant to a Security Agreement between Maker and Payee of even date herewith.

The entire unpaid principal amount of this Promissory Note shall become immediately due and payable without demand or any declaration or other action by Payee on the happening of any one or more of the following events:

(a) failure of the Maker to make any payment, in the full amount due, of any installment of principal and interest hereon when such payment is due; but only if Maker does not cure such failure within thirty (30) days after receipt of written notice from Payee indicating Maker's failure to make such payment; or
(b) the filing of a petition by the Maker or against the Maker (and such petition, if filed against Maker, is not dismissed within 60 days after filing) under the provisions of any state insolvency law or under the provisions of the Federal Bankruptcy Act; or any assignment by the Maker for the benefit of creditors.

Notice  or  demand  under  this  Promissory  Note  shall be  deemed to have been






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sufficiently  given if  hand-delivered or sent by reputable  overnight  courier, prepaid and properly addressed, to Maker at its address indicated above and the date of such notice or demand shall be the date of actual receipt.

Notwithstanding anything contained herein to the contrary, Payee acknowledges and agrees that the amounts payable under this Promissory Note are subject to certain set-off rights of Maker as more specifically provided under Article VIII of that certain Merger And Re-Organization Agreement entered into between Payee, Maker and Centerpiece Communications, Inc. of even date herewith. GLOBAL TELECOMMUNICAITON SOLUTIONS, INC.

 /s/ Michael D. Hoppman
By:_____________________________
Michael D. Hoppman,
Vice President and Chief Financial Officer

Attest:

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